Exhibit 12.1

NBTY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended September 30,
	2012	2011	2010	2009	2008
(Dollars in thousands)	Sucessor		Predecessor
EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Income before provision for income taxes	$234,783	$43,688	$329,292	$227,712	$233,920
Less:
Interest capitalized	(1,349)	—	—	—	(1,404)

Add:
Fixed charges deducted from earnings (see below)	202,776	238,596	68,233	70,555	56,275
Earnings available to cover fixed charges	$436,210	$282,284	$397,525	$298,267	$288,791

FIXED CHARGES:

Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$158,584	$195,566	$30,108	$34,754	$18,622

Appropriate portion (1/3) of rentals representing interest	44,192	43,030	38,125	35,801	36,713
Fixed charges	$202,776	$238,596	$68,233	$70,555	$55,335

Ratio of Earnings to Fixed Charges	2.15	1.18	5.83	4.23	5.22